FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of december 2019

Commission File Number: 001-12568

Bank BBVA Argentina S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

ISSUANCE OF NEGOTIABLE OBLIGATIONS WITHIN THE FRAMEWORK OF THE

GLOBAL PROGRAM OF NEGOTIABLE OBLIGATIONS FOR UP TO A

TOTAL AMOUNT OF US$ 1.500.000.000 IN CIRCULATION OR ITS

EQUIVALENT IN OTHER CURRENCIES OR VALUE UNITS

Buenos Aires, December 4, 2019

Securities and Exchange Commission

RE: RELEVANT EVENT – ISSUANCE OF NEGOTIABLE OBLIGATIONS WITHIN THE FRAMEWORK OF THE GLOBAL PROGRAM OF NEGOTIABLE OBLIGATIONS FOR UP TO A TOTAL AMOUNT OF US$ 1.500.000.000 IN CIRCULATION OR ITS EQUIVALENT IN OTHER CURRENCIES OR VALUE UNITS.

We are pleased to announce, that the Board of Directors of Banco BBVA Argentina S.A., under the framework of the Global Negotiable Obligations Program for up to a total amount of US$ 1,500,000,000 in circulation, the issuance and placement by public offering of a new class of Negotiable Obligations, in one or more classes and / or series, at a nominal value not exceeding AR$ 6,000,000,000, to be determined in due course by the sub-delegates, together with the other issuance terms and conditions.

BANCO BBVA ARGENTINA S.A.

Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21332 L° 97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: December 4, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer